Mail Stop 3561

By Facsimile and U.S. Mail

Mr. Rick L. Wessel
President and Chief Executive Officer
First Cash Financial Services, Inc.
690 East Lamar Boulevard, Suite 400
Arlington, Texas   76011

> **Re: First Cash Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Filed May 10, 2007**
> **File No. 0-19133**

Dear Mr. Wessel:

We have reviewed your response dated May 7, 2007 to our previous letter and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some instances, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
Notes to the Financial Statements

Note 4 - Acquisition

1.   We note your calculations on Exhibit 4 and response to comment 9 of our letter dated April 24, 2007 regarding the significance of your acquisition of Guaranteed Auto Finance, Inc. and SHAC, Inc., collectively doing business as Auto Master, as reported in Form 8-K filed August 28, 2006 and your compliance with Rule 3-05 of Regulation S-X regarding audited financial statements. According to Article 2.1 of the stock purchase agreement dated August 25, 2006 filed as an exhibit to Form 8-K, the total

purchase price was $48,150,000. Your calculation of the significance to total investment uses a purchase price of $33,700,000 which excludes the debt assumed of $14,500,000 that was subsequently retired by you after the transaction closed. When performing the tests of significance for total assets, you must include total consideration paid, including amounts relating to liabilities assumed such as the $14,500,000 in this case. Using the total $48, 150,000 purchase price, the revised percentage for total investment would be 25.9% instead of the 18.1% calculated on Exhibit 4, and exceeds the hurdle percentage of 20.0%. Accordingly, the acquisition is considered significant and you are required to provide audited financial statements of Auto Master for the most recent fiscal year of December 31, 2005, along with the latest interim period preceding the acquisition, and the corresponding interim period of the preceding year to comply with Rule 3-05 of Regulation S-X. Please amend Form 8-K filed on August 28, 2006 to include the required audited financial statements of Guaranteed Auto Finance, Inc. and SHAC, Inc., two affiliated companies you acquired, collectively doing business as Auto Master. See paragraph 20 of SFAS 141 and also refer to paragraphs B97 through B98 of SFAS 141.

General

Please send us your response to our comment within ten business days from the date of this letter. You should provide a cover letter keying your response to our comment, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with our comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief